MANAGEMENT'S DISCUSSION AND ANALYSIS	Exhibit 99.1

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the three and nine months ended September 30, 2024, as well as forward-looking information (see "About Forward-Looking Information") about future periods. This MD&A should be read in conjunction with our Third Quarter 2024 Interim Condensed Consolidated Financial Statements (Third Quarter 2024 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2023 Annual MD&A; our 2023 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2023 Annual MD&A. References in this MD&A to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023. For additional details regarding the Shaw Transaction, see "Shaw Transaction" in our 2023 Annual MD&A and our 2023 Annual Audited Consolidated Financial Statements.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at October 23, 2024 and was approved by RCI's Board of Directors (the Board) on that date.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter, the quarter, or third quarter refer to the three months ended September 30, 2024, first quarter refers to the three months ended March 31, 2024, second quarter refers to the three months ended June 30, 2024, and year to date refers to the nine months ended September 30, 2024, unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2023 or as at December 31, 2023, as applicable, unless otherwise indicated.

Trademarks in this MD&A are owned or used under licence by Rogers Communications Inc. or an affiliate. This MD&A may also include trademarks of other parties. The trademarks referred to in this MD&A may be listed without the ™ symbols. ©2024 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	1	Third Quarter 2024

Where to find it

2	Strategic Highlights	27	Commitments and Contractual Obligations
3	Quarterly Financial Highlights	28	Regulatory Developments
4	Summary of Consolidated Financial Results	28	Updates to Risks and Uncertainties
5	Results of our Reportable Segments	28	Material Accounting Policies and Estimates
11	Review of Consolidated Performance	30	Key Performance Indicators
14	Managing our Liquidity and Financial Resources	30	Non-GAAP and Other Financial Measures
20	Overview of Financial Position	33	Other Information
21	Financial Condition	35	About Forward-Looking Information
24	Financial Risk Management

Strategic Highlights

The five objectives set out below guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Build the biggest and best networks in the country
•Awarded Canada's most reliable 5G network by umlaut in July 2024.
•Recognized as Canada's fastest and most reliable Internet by Opensignal in July 2024.
•Delivered 4 Gbps download and 1 Gbps upload speeds with DOCSIS 4.0 modem technology trial.

Deliver easy to use, reliable products and services
•Launched home Internet and TV services across Quebec.
•Introduced multi-gigabit speeds to 70% of our Internet footprint.
•Introduced a program to help newcomers build credit and finance a new smartphone through a partnership with Nova Credit.

Be the first choice for Canadians
•Attracted 227,000 net combined mobile phone and Internet customers.
•Signed an agreement with BCE Inc. (Bell) to become the majority owner of Maple Leaf Sports & Entertainment (MLSE).
•Launched Bravo in Canada and announced plans to launch TV channels for HGTV, Food Network, Magnolia, Discovery ID, and Discovery.

Be a strong national company investing in Canada
•Invested $977 million in capital expenditures, further strengthening and growing our networks.
•Announced a partnership with SenseNet to bring wildfire detection technology to communities.
•Became the first-ever presenting sponsor of the 2024 Toronto International Film Festival.

Be the growth leader in our industry
•Grew total service revenue by 1% and adjusted EBITDA by 6%.
•Reported industry-leading margins in our Wireless and Cable operations.
•Generated free cash flow1 of $915 million, up 23%, and cash flow from operating activities of $1,893 million.

MLSE Transaction
On September 18, 2024, we announced an agreement with BCE Inc. (Bell) to acquire Bell's indirect 37.5% ownership stake in Maple Leaf Sports & Entertainment Inc. (MLSE) for a purchase price of $4.7 billion subject to certain adjustments, payable in cash (MLSE Transaction). We expect to finance a portion of the purchase price with funding from private investors and we do not expect financing of the MLSE Transaction will affect our debt leverage ratio outlook. The MLSE Transaction will also provide Bell the opportunity to renew its existing MLSE broadcast and sponsorship rights over the long-term at fair market value. This includes access to content rights for 50% of Toronto Maple Leafs regional games and 50% of Toronto Raptors games for which MLSE controls the rights. The MLSE Transaction is subject to certain closing conditions, including sports league and regulatory approvals. When the MLSE Transaction closes, we will be the largest owner of MLSE, with a controlling interest in 75% of MLSE. For more information, see "Updates to Risks and Uncertainties - MLSE Transaction".

1    Free cash flow is a capital management measure. See "Non-GAAP and Other Financial Measures" for more information about this measure. This is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other companies.

Rogers Communications Inc.	2	Third Quarter 2024

MLSE owns the Toronto Maple Leafs (NHL), Toronto Raptors (NBA), Toronto FC (MLS), the Toronto Argonauts (CFL), various minor league teams, and associated real estate holdings, such as Scotiabank Arena. The MLSE Transaction will add to our existing sports portfolio, including ownership of the Toronto Blue Jays, Rogers Centre, and Sportsnet.

Rogers meaningfully reduces debt leverage
Rogers entered into a non-binding term sheet with a leading global financial investor which will finance a portion of its network with a structured equity investment of $7 billion. Rogers now expects to achieve a debt leverage ratio of 3.7x at year-end. Completion of the transaction is subject to finalizing definitive agreements and is expected to close in the fourth quarter with proceeds being used to pay down debt and further strengthen our balance sheet. Rogers will maintain full operational control of its networks.

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue each increased by 1% this quarter, driven by revenue growth in our Wireless and Media businesses.

Wireless service revenue increased by 2% this quarter, primarily as a result of the cumulative impact of growth in our mobile phone subscriber base over the past year. Wireless equipment revenue decreased by 1%, primarily as a result of fewer device upgrades by existing customers.

Cable revenue decreased by 1% this quarter, improving sequentially, as a result of continued competitive promotional activity and declines in our Home Phone and Satellite subscriber bases.

Media revenue increased by 11% this quarter primarily as a result of higher sports-related revenue.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 6% this quarter, and our adjusted EBITDA margin increased by 230 basis points, as a result of full realization of our synergy program associated with the Shaw Transaction together with ongoing cost efficiencies.

Wireless adjusted EBITDA increased by 5%, primarily due to the flow-through impact of higher revenue as discussed above in conjunction with ongoing cost efficiencies. This gave rise to an adjusted EBITDA margin of 66.1%, up 220 basis points.

Cable adjusted EBITDA increased by 5% due to the aforementioned synergy program and ongoing cost efficiencies. This gave rise to an adjusted EBITDA margin of 57.5%, up 330 basis points.

Media adjusted EBITDA increased by 25% this quarter, primarily due to higher revenue as discussed above, partially offset by higher Toronto Blue Jays expenses, including game day-related costs.

Net income and adjusted net income
Net income increased by $625 million this quarter to $526 million, primarily as a result of the $422 million loss recognized last year related to an obligation to purchase at fair value the non-controlling interest in one of our joint ventures' investments, higher adjusted EBITDA, and lower restructuring, acquisition and other costs, partially offset by higher income tax expense. Adjusted net income increased by 12% this quarter, primarily as a result of higher adjusted EBITDA.

Cash flow and available liquidity
This quarter, we generated cash provided by operating activities of $1,893 million (2023 - $1,754 million) and free cash flow of $915 million (2023 - $745 million), both of which increased primarily as a result of higher adjusted EBITDA.

As at September 30, 2024, we had $4.8 billion of available liquidity2 (December 31, 2023 - $5.9 billion), consisting of $0.8 billion in cash and cash equivalents and $4.0 billion available under our bank and other credit facilities.

2    Available liquidity and debt leverage ratio are capital management measures. Pro forma debt leverage ratio is a non-GAAP ratio. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. See "Non-GAAP and Other Financial Measures" for more information about these measures. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Financial Condition" for a reconciliation of available liquidity.

Rogers Communications Inc.	3	Third Quarter 2024

Our debt leverage ratio2 as at September 30, 2024 was 4.6 (December 31, 2023 - 5.0, or 4.7 on an as adjusted basis to include trailing 12-month adjusted EBITDA of a combined Rogers and Shaw as if the Shaw Transaction had closed on January 1, 2023). See "Financial Condition" for more information.

We also returned $266 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on October 23, 2024.

Summary of Consolidated Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins and per share amounts)	2024	2023	% Chg		2024	2023	% Chg

Revenue
Wireless	2,620	2,584	1		7,614	7,354	4
Cable	1,970	1,993	(1)		5,893	5,023	17
Media	653	586	11		1,868	1,777	5
Corporate items and intercompany eliminations	(114)	(71)	61		(252)	(181)	39
Revenue	5,129	5,092	1		15,123	13,973	8
Total service revenue [1]	4,567	4,527	1		13,523	12,375	9

Adjusted EBITDA
Wireless	1,365	1,294	5		3,945	3,695	7
Cable	1,133	1,080	5		3,349	2,663	26
Media	134	107	25		31	73	(58)
Corporate items and intercompany eliminations	(87)	(70)	24		(241)	(179)	35
Adjusted EBITDA [2]	2,545	2,411	6		7,084	6,252	13
Adjusted EBITDA margin [2]	49.6%	47.3%	2.3	pts	46.8%	44.7%	2.1	pts

Net income (loss)	526	(99)	n/m		1,176	521	126
Basic earnings (loss) per share	$0.99	($0.19)	n/m		$2.21	$1.00	121
Diluted earnings (loss) per share	$0.98	($0.20)	n/m		$2.19	$0.97	126

Adjusted net income [2]	762	679	12		1,925	1,776	8
Adjusted basic earnings per share [2]	$1.43	$1.28	12		$3.61	$3.41	6
Adjusted diluted earnings per share [2]	$1.42	$1.27	12		$3.59	$3.37	7

Capital expenditures	977	1,017	(4)		3,034	2,988	2
Cash provided by operating activities	1,893	1,754	8		4,545	3,842	18
Free cash flow	915	745	23		2,167	1,591	36
n/m - not meaningful
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA is a total of segments measure. Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic and adjusted diluted earnings per share are non-GAAP ratios. Adjusted net income is a non-GAAP financial measure and is a component of adjusted basic and adjusted diluted earnings per share. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

Rogers Communications Inc.	4	Third Quarter 2024

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2024	2023	% Chg		2024	2023	% Chg

Revenue
Service revenue	2,066	2,026	2		6,050	5,782	5
Equipment revenue	554	558	(1)		1,564	1,572	(1)
Revenue	2,620	2,584	1		7,614	7,354	4

Operating costs
Cost of equipment	545	541	1		1,576	1,550	2
Other operating costs	710	749	(5)		2,093	2,109	(1)
Operating costs	1,255	1,290	(3)		3,669	3,659	—

Adjusted EBITDA	1,365	1,294	5		3,945	3,695	7

Adjusted EBITDA margin [1]	66.1%	63.9%	2.2	pts	65.2%	63.9%	1.3	pts
Capital expenditures	350	381	(8)		1,150	1,291	(11)
1    Calculated using service revenue.

Wireless Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except churn and mobile phone ARPU)	2024	2023	Chg		2024	2023	Chg

Postpaid mobile phone [2]
Gross additions	459	556	(97)		1,353	1,304	49
Net additions	101	225	(124)		311	490	(179)
Total postpaid mobile phone subscribers [3]	10,699	10,332	367		10,699	10,332	367
Churn (monthly)	1.12%	1.08%	0.04	pts	1.10%	0.92%	0.18	pts
Prepaid mobile phone [4]
Gross additions	185	263	(78)		417	711	(294)
Net additions	93	36	57		106	23	83
Total prepaid mobile phone subscribers [3]	1,161	1,278	(117)		1,161	1,278	(117)
Churn (monthly)	2.80%	6.00%	(3.20	pts)	3.29%	6.10%	(2.81	pts)
Mobile phone ARPU (monthly) [5]	$58.57	$58.83	($0.26)		$57.95	$57.76	$0.19
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    Effective January 1, 2024, and on a prospective basis, we adjusted our postpaid mobile phone subscriber base to remove 110,000 Cityfone subscribers as we stopped selling new plans for this service as of that date. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our postpaid mobile phone business.
3    As at end of period.
4    Effective January 1, 2024, and on a prospective basis, we adjusted our prepaid mobile phone subscriber base to remove 56,000 Fido prepaid subscribers as we stopped selling new plans for this service as of that date. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our prepaid mobile phone business.
5    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The 2% increase in service revenue this quarter and 5% increase year to date were primarily a result of the cumulative impact of growth in our mobile phone subscriber base over the past year, including our evolving mobile phone plans that increasingly bundle more services in the monthly service fee. The year to date increase was also affected by the impact of the Shaw Mobile subscribers acquired through the Shaw Transaction in April 2023.

Mobile phone ARPU remained stable this quarter and year to date.

Rogers Communications Inc.	5	Third Quarter 2024

The continued robust postpaid gross additions this quarter and year to date were a result of sales execution in a growing Canadian market. The decrease in gross additions this quarter was a result of a less active market and our focus on attracting subscribers to our premium 5G Rogers brand.

Equipment revenue
The 1% decreases in equipment revenue this quarter and year to date were primarily a result of:
•fewer device upgrades by existing customers; partially offset by
•an increase in new subscribers purchasing devices; and
•a continued shift in the product mix towards higher-value devices.

Operating costs
Cost of equipment
The 1% increase in the cost of equipment this quarter and 2% increase year to date were a result of the equipment revenue changes discussed above.

Other operating costs
The 5% decrease in other operating costs this quarter and 1% decrease year to date were primarily a result of:
•lower costs associated with productivity and efficiency initiatives; partially offset by
•higher costs associated with our expanded network.

Adjusted EBITDA
The 5% increase in adjusted EBITDA this quarter and 7% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	6	Third Quarter 2024

CABLE

Cable Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2024	2023	% Chg		2024	2023	% Chg

Revenue
Service revenue	1,962	1,986	(1)		5,857	4,997	17
Equipment revenue	8	7	14		36	26	38
Revenue	1,970	1,993	(1)		5,893	5,023	17

Operating costs	837	913	(8)		2,544	2,360	8

Adjusted EBITDA	1,133	1,080	5		3,349	2,663	26

Adjusted EBITDA margin	57.5%	54.2%	3.3	pts	56.8%	53.0%	3.8	pts
Capital expenditures	511	560	(9)		1,500	1,417	6

Cable Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except ARPA and penetration)	2024	2023	Chg		2024	2023	Chg

Homes passed [2]	10,145	9,869	276		10,145	9,869	276
Customer relationships
Net additions (losses)	13	(7)	20		33	(1)	34
Total customer relationships [2]	4,669	4,780	(111)		4,669	4,780	(111)
ARPA (monthly) [3]	$140.36	$138.46	$1.90		$140.05	$142.20	($2.15)

Penetration [2]	46.0%	48.4%	(2.4	pts)	46.0%	48.4%	(2.4	pts)

Retail Internet
Net additions	33	18	15		85	57	28
Total retail Internet subscribers [2]	4,247	4,302	(55)		4,247	4,302	(55)
Video
Net (losses) additions	(39)	23	(62)		(99)	27	(126)
Total Video subscribers [2]	2,652	2,755	(103)		2,652	2,755	(103)
Home Monitoring
Net additions (losses)	19	(2)	21		31	(11)	42
Total Home Monitoring subscribers [2]	120	90	30		120	90	30
Home Phone
Net losses	(29)	(36)	7		(95)	(78)	(17)
Total Home Phone subscribers [2]	1,534	1,648	(114)		1,534	1,648	(114)
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The 1% decrease in service revenue this quarter was a result of:
•continued competitive promotional activity; and
•declines in our Home Phone, Video, and Satellite subscriber bases.

The 17% increase in service revenue year to date was primarily a result of the completion of the Shaw Transaction in April 2023, which contributed an incremental approximately $1 billion in the first quarter, partially offset by the factors discussed above.

The lower ARPA this year was primarily a result of competitive promotional activity.

Rogers Communications Inc.	7	Third Quarter 2024

Operating costs
The 8% decrease in operating costs this quarter was a result of the full realization of our synergy targets associated with the Shaw Transaction and ongoing cost efficiency initiatives. The 8% increase year to date reflects a full nine months of results for the Shaw Transaction, which closed in April 2023.

Adjusted EBITDA
The 5% increase in adjusted EBITDA this quarter and 26% increase year to date were a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	8	Third Quarter 2024

MEDIA

Media Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2024	2023	% Chg		2024	2023	% Chg

Revenue	653	586	11		1,868	1,777	5
Operating costs	519	479	8		1,837	1,704	8

Adjusted EBITDA	134	107	25		31	73	(58)

Adjusted EBITDA margin	20.5%	18.3%	2.2	pts	1.7%	4.1%	(2.4	pts)
Capital expenditures	37	33	12		205	137	50

Revenue
The 11% increase in revenue this quarter and 5% increase year to date were a result of:
•higher sports-related revenue, driven by higher subscriber revenue and higher revenue at the Toronto Blue Jays; partially offset by
•lower Today's Shopping Choice revenue.

Operating costs
The 8% increases in operating costs this quarter and year to date were a result of:
•higher Toronto Blue Jays expenses, including game day-related costs; partially offset by
•lower Today's Shopping Choice costs in line with lower revenue.

Adjusted EBITDA
The increase in adjusted EBITDA this quarter and decrease year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	9	Third Quarter 2024

CAPITAL EXPENDITURES

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except capital intensity)	2024	2023	% Chg		2024	2023	% Chg

Wireless	350	381	(8)		1,150	1,291	(11)
Cable	511	560	(9)		1,500	1,417	6
Media	37	33	12		205	137	50
Corporate	79	43	84		179	143	25

Capital expenditures [1]	977	1,017	(4)		3,034	2,988	2

Capital intensity [2]	19.0%	20.0%	(1.0	pts)	20.1%	21.4%	(1.3	pts)
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

One of our objectives is to build the biggest and best networks in the country. As we continually work towards this, we once again plan to spend more on our wireless and wireline networks this year than we have in the past several years. We continue to expand the reach and capacity of our 5G network (the largest 5G network in Canada as at September 30, 2024) across the country. We also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we are expanding our network footprint to reach more homes and businesses, including in rural, remote, and Indigenous communities.

These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

Wireless
The decreases in capital expenditures in Wireless this quarter and year to date were due to the timing of investments. We continue to make investments in our network development and 5G deployment to expand our wireless network. The ongoing deployment of 3500 MHz spectrum and the commencement of 3800 MHz spectrum deployment continue to augment the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

Cable
The decrease in capital expenditures in Cable this quarter was due to the timing of investments. The increase year to date reflects a full nine months of results for the Shaw Transaction. Capital expenditures reflect continued investments in our infrastructure, including additional fibre deployments to increase our FTTH distribution. These investments incorporate the latest technologies to help deliver more bandwidth and an enhanced customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, offering increased network resilience, stability, and faster download speeds over time.

Media
The year to date increase in Media capital expenditures was a result of higher Toronto Blue Jays stadium infrastructure-related expenditures associated with the second phase of the Rogers Centre modernization project.

Capital intensity
Capital intensity decreased this quarter and year to date as a result of the revenue and capital expenditure changes discussed above.

Rogers Communications Inc.	10	Third Quarter 2024

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2024	2023	% Chg	2024	2023	% Chg

Adjusted EBITDA	2,545	2,411	6	7,084	6,252	13
Deduct (add):
Depreciation and amortization	1,157	1,160	—	3,442	2,949	17
Restructuring, acquisition and other	91	213	(57)	323	599	(46)
Finance costs	568	600	(5)	1,724	1,479	17
Other expense	2	426	(100)	5	381	(99)
Income tax expense	201	111	81	414	323	28

Net income (loss)	526	(99)	n/m	1,176	521	126

Depreciation and amortization

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2024	2023	% Chg	2024	2023	% Chg

Depreciation of property, plant and equipment	923	925	—	2,731	2,393	14
Depreciation of right-of-use assets	97	92	5	304	264	15
Amortization	137	143	(4)	407	292	39

Total depreciation and amortization	1,157	1,160	—	3,442	2,949	17

The year to date increase in depreciation and amortization was primarily a result of the assets acquired through the Shaw Transaction.

Restructuring, acquisition and other

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2024	2023	2024	2023

Restructuring and other	54	175	232	340
Shaw Transaction-related costs	37	38	91	259

Total restructuring, acquisition and other	91	213	323	599

The Shaw Transaction-related costs in 2023 and 2024 consisted of incremental costs supporting acquisition (in 2023) and integration activities (in 2023 and 2024) related to the Shaw Transaction. In the first half of 2023, these costs primarily reflected closing-related fees, the Shaw Transaction-related employee retention program, and the cost of the tangible benefits package related to the broadcasting portion of the Shaw Transaction.

The restructuring and other costs in 2023 and 2024 were primarily severance and other departure-related costs associated with the targeted restructuring of our employee base, which also included costs associated with voluntary departure programs. These costs also included costs related to real estate rationalization programs and transaction costs related to other completed and potential acquisitions.

Rogers Communications Inc.	11	Third Quarter 2024

Finance costs

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2024	2023	% Chg	2024	2023	% Chg

Total interest on borrowings [1]	505	535	(6)	1,525	1,450	5
Interest earned on restricted cash and cash equivalents	—	—	—	—	(149)	(100)

Interest on borrowings, net	505	535	(6)	1,525	1,301	17
Interest on lease liabilities	34	30	13	103	80	29
Interest on post-employment benefits	(1)	(3)	(67)	(3)	(10)	(70)
(Gain) loss on foreign exchange	(32)	143	n/m	107	16	n/m
Change in fair value of derivative instruments	28	(136)	n/m	(94)	(3)	n/m
Capitalized interest	(8)	(11)	(27)	(30)	(28)	7
Deferred transaction costs and other	42	42	—	116	123	(6)

Total finance costs	568	600	(5)	1,724	1,479	17
1    Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Interest on borrowings, net
The 17% increase in net interest on borrowings year to date was primarily a result of:
•a reduction in interest earned on restricted cash and cash equivalents, as we used these funds to partially fund the Shaw Transaction on April 3, 2023; and
•interest expense associated with the long-term debt assumed through the Shaw Transaction; partially offset by
•the repayment at maturity of senior notes in March 2023, October 2023, November 2023, January 2024, and March 2024 at different underlying interest rates; and
•lower interest expense associated with refinancing a significant portion of the borrowings under our term loan facility with senior notes issued in September 2023 and February 2024.

Other expense (income)
The decreases in other expense this quarter and year to date were a result of a $422 million loss related to the change in the value of an obligation to purchase at fair value the non-controlling interest in one of our joint ventures' investments recorded in the prior year.

Income tax expense

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except tax rates)	2024	2023	2024	2023

Statutory income tax rate	26.2%	26.2%	26.2%	26.2%
Income before income tax expense	727	12	1,590	844
Computed income tax expense	190	3	417	221
Increase (decrease) in income tax expense resulting from:
Non-deductible (taxable) stock-based compensation	4	(5)	(6)	(2)
Non-(taxable) deductible portion of equity (income) losses	—	2	1	(2)
Non-taxable income from security investments	—	(4)	—	(10)
Non-deductible loss on joint venture's non-controlling interest purchase obligation	—	111	—	111
Other items	7	4	2	5

Total income tax expense	201	111	414	323

Effective income tax rate	27.6%	n/m	26.0%	38.3%
Cash income taxes paid	156	125	388	400

Cash income taxes paid increased this quarter and decreased year to date due to the timing of installment payments.

Rogers Communications Inc.	12	Third Quarter 2024

Net income (loss)

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2024	2023	% Chg	2024	2023	% Chg

Net income (loss)	526	(99)	n/m	1,176	521	126
Basic earnings (loss) per share	$0.99	($0.19)	n/m	$2.21	$1.00	121
Diluted earnings (loss) per share	$0.98	($0.20)	n/m	$2.19	$0.97	126

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2024	2023	% Chg	2024	2023	% Chg

Adjusted EBITDA	2,545	2,411	6	7,084	6,252	13
Deduct:
Depreciation and amortization [1]	930	897	4	2,753	2,434	13
Finance costs	568	600	(5)	1,724	1,479	17
Other expense (income) [2]	2	4	(50)	5	(41)	n/m
Income tax expense [3]	283	231	23	677	604	12

Adjusted net income [1]	762	679	12	1,925	1,776	8

Adjusted basic earnings per share	$1.43	$1.28	12	$3.61	$3.41	6
Adjusted diluted earnings per share	$1.42	$1.27	12	$3.59	$3.37	7
1    Our calculation of adjusted net income excludes depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets. For purposes of calculating adjusted net income, we believe the magnitude of this depreciation and amortization, which was significantly affected by the size of the Shaw Transaction, may have no correlation to our current and ongoing operating results and affects comparability between certain periods. Depreciation and amortization excludes depreciation and amortization on Shaw Transaction-related property, plant and equipment and intangible assets for the three and nine months ended September 30, 2024 of $227 million and $689 million (2023 - $263 million and $515 million). Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw's historical cost and depreciation policies.
2 Other expense (income) for the three and nine months ended September 30, 2023 excludes a $422 million loss related to an obligation to purchase at fair value the non-controlling interest in one of our joint ventures' investments.
3    Income tax expense excludes recoveries of $82 million and $263 million (2023 - recoveries of $120 million and $281 million) for the three and nine months ended September 30, 2024 related to the income tax impact for adjusted items.

Rogers Communications Inc.	13	Third Quarter 2024

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2024	2023	2024	2023
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,442	2,206	6,764	5,824
Change in net operating assets and liabilities	200	185	(209)	(258)
Income taxes paid	(156)	(125)	(388)	(400)
Interest paid, net	(593)	(512)	(1,622)	(1,324)

Cash provided by operating activities	1,893	1,754	4,545	3,842

Investing activities:
Capital expenditures	(977)	(1,017)	(3,034)	(2,988)
Additions to program rights	(33)	(20)	(56)	(57)
Changes in non-cash working capital related to capital expenditures and intangible assets	(70)	95	(31)	66
Acquisitions and other strategic transactions, net of cash acquired	—	—	(475)	(17,001)
Other	(1)	(8)	11	4

Cash used in investing activities	(1,081)	(950)	(3,585)	(19,976)

Financing activities:
Net (repayment of) proceeds received from short-term borrowings	(142)	(754)	1,119	(1,343)
Net issuance (repayment) of long-term debt	18	2,389	(1,108)	7,789
Net (payments) proceeds on settlement of debt derivatives and forward contracts	(25)	111	(3)	232
Transaction costs incurred	—	(19)	(46)	(284)
Principal payments of lease liabilities	(127)	(99)	(358)	(264)
Dividends paid	(186)	(264)	(558)	(769)
Other	1	—	(4)	—

Cash (used in) provided by financing activities	(461)	1,364	(958)	5,361

Change in cash and cash equivalents and restricted cash and cash equivalents	351	2,168	2	(10,773)
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	451	359	800	13,300

Cash and cash equivalents, end of period	802	2,527	802	2,527

Operating activities
This quarter and year to date, cash provided by operating activities increased primarily as a result of higher adjusted EBITDA.

Investing activities
Capital expenditures
During the quarter and year to date, we incurred $977 million and $3,034 million, respectively, on capital expenditures before changes in non-cash working capital items. See "Capital Expenditures" for more information.

Acquisitions and other strategic transactions
In May 2024, we paid the remaining $380 million related to the acquisition of 3800 MHz spectrum licences. We recognized the spectrum licences as indefinite-life intangible assets.

In the second quarter of 2023, we paid $17 billion, net of cash acquired, related to the acquisitions of Shaw and BAI Canada.

Rogers Communications Inc.	14	Third Quarter 2024

Financing activities
During the quarter and year to date, we paid net amounts of $149 million and $38 million (2023 - received $1,727 million and $6,394 million), respectively, on our short-term borrowings, long-term debt, and related derivatives, including transaction costs. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our receivables securitization program, our US dollar-denominated commercial paper (US CP) program, and our non-revolving credit facilities. Below is a summary of our short-term borrowings as at September 30, 2024 and December 31, 2023.

	As at September 30	As at December 31
(In millions of dollars)	2024	2023

Receivables securitization program	2,400	1,600
US commercial paper program (net of the discount on issuance)	—	150
Non-revolving credit facility borrowings (net of the discount on issuance)	493	—

Total short-term borrowings	2,893	1,750

The tables below summarize the activity relating to our short-term borrowings for the three and nine months ended September 30, 2024 and 2023.

		Three months ended September 30, 2024			Nine months ended September 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from receivables securitization			—			800
Net proceeds received from receivables securitization			—			800

Proceeds received from US commercial paper	120	1.367	164	1,402	1.355	1,900
Repayment of US commercial paper	(220)	1.364	(300)	(1,525)	1.360	(2,074)
Net repayment of US commercial paper			(136)			(174)

Proceeds received from non-revolving credit facilities (US$) [1]	1,275	1.366	1,742	1,829	1.364	2,495
Repayment of non-revolving credit facilities (US$) [1]	(1,279)	1.367	(1,748)	(1,464)	1.367	(2,002)
Net (repayment of) proceeds received from non-revolving credit facilities			(6)			493

Net (repayment of) proceeds received from short-term borrowings			(142)			1,119
1    Borrowings under our non-revolving facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Rogers Communications Inc.	15	Third Quarter 2024

		Three months ended September 30, 2023			Nine months ended September 30, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Repayment of receivables securitization			—			(1,000)
Net repayment of receivables securitization			—			(1,000)

Proceeds received from US commercial paper	323	1.325	428	1,497	1.354	2,027
Repayment of US commercial paper	(323)	1.325	(428)	(1,664)	1.343	(2,235)
Net repayment of US commercial paper			—			(208)

Proceeds received from non-revolving credit facilities (Cdn$) [1]			—			375
Proceeds received from non-revolving credit facilities (US$)	927	1.348	1,250	2,125	1.349	2,866
Total proceeds received from non-revolving credit facilities			1,250			3,241

Repayment of non-revolving credit facilities (Cdn$) [1]			(379)			(758)
Repayment of non-revolving credit facilities (US$)	(1,204)	1.350	(1,625)	(1,942)	1.348	(2,618)
Total repayment of non-revolving credit facilities			(2,004)			(3,376)

Net repayment of non-revolving credit facilities			(754)			(135)

Net repayment of short-term borrowings			(754)			(1,343)
1    Borrowings under our non-revolving facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Concurrent with our US CP issuances and US dollar-denominated borrowings under our credit facilities, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

In March 2024, we borrowed US$185 million under our non-revolving facility maturing in March 2025. In April 2024, we borrowed an additional US$184 million under the facility. As a result, we have fully drawn on the facility.

The terms of our receivables securitization program are committed until its expiry, which we extended in June 2024 to an expiration date of June 28, 2027.

In April 2023, we repaid the outstanding $200 million of borrowings under Shaw's legacy accounts receivable securitization program, subsequent to which the program was terminated. This repayment is included in "repayment of receivables securitization" above.

Rogers Communications Inc.	16	Third Quarter 2024

Long-term debt
Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes, debentures, and subordinated notes we have issued. The tables below summarize the activity relating to our long-term debt for the three and nine months ended September 30, 2024 and 2023.

		Three months ended September 30, 2024			Nine months ended September 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Term loan facility net borrowings (US$) [1]	8	n/m	18	8	n/m	18
Term loan facility net repayments (US$) [1]	—	—	—	(2,512)	1.351	(3,393)
Net borrowings (repayments) under term loan facility			18			(3,375)

Senior note issuances (US$)	—	—	—	2,500	1.347	3,367
Senior note repayments (Cdn$)			—			(1,100)
Net issuance of senior notes			—			2,267

Net issuance (repayment) of long-term debt			18			(1,108)
1    Borrowings under our term loan facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

		Three months ended September 30, 2023			Nine months ended September 30, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (US$)	—	—	—	220	1.368	301
Credit facility repayments (US$)	—	—	—	(220)	1.336	(294)
Net borrowings under credit facilities			—			7

Term loan facility net borrowings (US$) [1]	—	—	—	4,506	1.350	6,082
Term loan facility net repayments (US$)	(454)	1.346	(611)	(454)	1.346	(611)
Net (repayments) borrowings under term loan facility			(611)			5,471

Senior note issuances (Cdn$)			3,000			3,000
Senior note repayments (US$)	—	—	—	(500)	1.378	(689)

Net issuance of senior notes			3,000			2,311

Net issuance of long-term debt			2,389			7,789
1    Borrowings under our term loan facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2024	2023	2024	2023

Long-term debt net of transaction costs, beginning of period	40,585	41,136	40,855	31,733
Net issuance (repayment) of long-term debt	18	2,389	(1,108)	7,789
Long-term debt assumed through the Shaw Transaction	—	—	—	4,526
(Gain) loss on foreign exchange	(344)	562	495	(23)
Deferred transaction costs incurred	—	(27)	(53)	(31)
Amortization of deferred transaction costs	35	34	105	100

Long-term debt net of transaction costs, end of period	40,294	44,094	40,294	44,094

In April 2024, we amended our revolving credit facility to extend the maturity date of the $3 billion tranche to April 2029, from January 2028, and the $1 billion tranche to April 2027, from January 2026.

Rogers Communications Inc.	17	Third Quarter 2024

In April 2023, we drew the maximum $6 billion on the term loan facility upon closing the Shaw Transaction, consisting of $2 billion from each of the three tranches. The three tranches mature on April 3, 2026, 2027, and 2028, respectively. During 2023, we repaid $1.6 billion of the tranche maturing in 2027. In February 2024, we used the proceeds from our senior note issuances (see "Issuance of senior notes and related debt derivatives") to repay an additional $3.4 billion of the facility such that only $1 billion remains outstanding under the April 2026 tranche.

In April 2023, we also assumed $4.55 billion principal amount of Shaw's senior notes upon closing the Shaw Transaction, of which $500 million was subsequently repaid at maturity in November 2023 and $500 million was repaid at maturity in January 2024.

Issuance of senior notes and related debt derivatives
Below is a summary of the senior notes we issued during the three and nine months ended September 30, 2024 and 2023.

(In millions of dollars, except interest rates and discounts)					Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate

2024 issuances
February 9, 2024	US	1,250	2029	5.000%	99.714%	1,684	20
February 9, 2024	US	1,250	2034	5.300%	99.119%	1,683	30

2023 issuances
September 21, 2023		500	2026	5.650%	99.853%	500	3
September 21, 2023		1,000	2028	5.700%	99.871%	1,000	8
September 21, 2023		500	2030	5.800%	99.932%	500	4
September 21, 2023		1,000	2033	5.900%	99.441%	1,000	12
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

In February 2024, we issued senior notes with an aggregate principal amount of US$2.5 billion, consisting of US$1.25 billion of 5.00% senior notes due 2029 and US$1.25 billion of 5.30% senior notes due 2034. Concurrent with the issuances, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$2.46 billion ($3.32 billion).

In September 2023, we issued senior notes with an aggregate principal amount of $3 billion. As a result, we received net proceeds of $2.98 billion which we expect to use for general corporate purposes, including the repayment of outstanding debt.

Repayment of senior notes and related derivative settlements
In January 2024, we repaid the entire outstanding principal of our $500 million 4.35% senior notes at maturity. In March 2024, we repaid the entire outstanding principal of our $600 million 4.00% senior notes at maturity. There were no derivatives associated with these senior notes.

In March 2023, we repaid the entire outstanding principal amount of our US$500 million 3.00% senior notes and the associated debt derivatives at maturity. As a result, we repaid $515 million, including receipt of $174 million received on settlement of the associated debt derivatives.

Rogers Communications Inc.	18	Third Quarter 2024

Dividends
Below is a summary of the dividends declared and paid on RCI's outstanding Class A Voting common shares (Class A Shares) and Class B Non-Voting common shares (Class B Non-Voting Shares) in 2024 and 2023. On October 23, 2024, a dividend was declared of $0.50 per Class A Share and Class B Non-Voting Share to be paid on January 3, 2025 to shareholders of record on December 9, 2024.

				Dividends paid (in millions of dollars)			Number of Class B Non-Voting Shares issued (in thousands) [1]
Declaration date	Record date	Payment date	Dividend per share (dollars)	In cash	In Class B Non-Voting Shares	Total

January 31, 2024	March 11, 2024	April 3, 2024	0.50	183	83	266	1,552
April 23, 2024	June 10, 2024	July 5, 2024	0.50	185	81	266	1,651
July 23, 2024	September 9, 2024	October 3, 2024	0.50	181	86	267	1,634

February 1, 2023	March 10, 2023	April 3, 2023	0.50	252	—	252	—
April 25, 2023	June 9, 2023	July 5, 2023	0.50	264	—	264	—
July 25, 2023	September 8, 2023	October 3, 2023	0.50	191	74	265	1,454
November 8, 2023	December 8, 2023	January 2, 2024	0.50	190	75	265	1,244
1    Class B Non-Voting Shares are issued as partial settlement of our quarterly dividend payable on the payment date under the terms of our dividend reinvestment plan.

Free cash flow

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2024	2023	% Chg	2024	2023	% Chg

Adjusted EBITDA	2,545	2,411	6	7,084	6,252	13
Deduct:
Capital expenditures [1]	977	1,017	(4)	3,034	2,988	2
Interest on borrowings, net and capitalized interest	497	524	(5)	1,495	1,273	17
Cash income taxes [2]	156	125	25	388	400	(3)

Free cash flow	915	745	23	2,167	1,591	36
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.

The 23% increase in free cash flow this quarter was a result of higher adjusted EBITDA and lower capital expenditures. The 36% year to date increase was a result of higher adjusted EBITDA, partially offset by higher interest on borrowings.

Rogers Communications Inc.	19	Third Quarter 2024

Overview of Financial Position

Consolidated statements of financial position

	As at	As at
	September 30	December 31
(In millions of dollars)	2024	2023	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	802	800	2	—	See "Managing our Liquidity and Financial Resources".
Accounts receivable	4,903	4,996	(93)	(2)	n/m
Inventories	472	456	16	4	n/m
Current portion of contract assets	183	163	20	12	n/m
Other current assets	835	1,202	(367)	(31)	Primarily reflects lower non-operational receivable balances following collection.
Current portion of derivative instruments	77	80	(3)	(4)	n/m
Assets held for sale	137	137	—	—	n/m
Total current assets	7,409	7,834	(425)	(5)

Property, plant and equipment	24,812	24,332	480	2	Reflects capital expenditures incurred, partially offset by depreciation expense related to our asset base.
Intangible assets	17,981	17,896	85	—	Reflects the acquisition of 3800 MHz spectrum licences in the second quarter, partially offset by amortization expense related to the intangible assets acquired in the Shaw Transaction.
Investments	602	598	4	1	n/m
Derivative instruments	791	571	220	39	Reflects the change in market values of certain debt derivatives as a result of the depreciation of the Cdn$ relative to the US$.
Financing receivables	976	1,101	(125)	(11)	Reflects lower financing receivables as a result of fewer subscribers upgrading their devices.
Other long-term assets	910	670	240	36	Primarily reflects a remeasurement increase in our net pension assets as a result of an annuity purchase in July 2024.
Goodwill	16,280	16,280	—	—	n/m

Total assets	69,761	69,282	479	1

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	2,893	1,750	1,143	65	See "Managing our Liquidity and Financial Resources".
Accounts payable and accrued liabilities	3,721	4,221	(500)	(12)	Reflects business seasonality.
Other current liabilities	369	434	(65)	(15)	Reflects the change in market values of certain debt derivatives as a result of the depreciation of the Cdn$ relative to the US$.
Contract liabilities	690	773	(83)	(11)	Reflects a decrease in customer deposits and prepayments, including at the Toronto Blue Jays with completion of the 2023 season.
Current portion of long-term debt	2,600	1,100	1,500	136
Reflects the reclassification to current of our US$1 billion senior notes due March 2025 and our $1.25 billion senior notes due April 2025, partially offset by the repayment at maturity of our $500 million and $600 million senior notes in January 2024 and March 2024, respectively.

Current portion of lease liabilities	566	504	62	12	Reflects liabilities related to new leases.
Total current liabilities	10,839	8,782	2,057	23

Provisions	61	54	7	13	n/m
Long-term debt	37,694	39,755	(2,061)	(5)
Reflects the partial repayment of our $6 billion term loan facility and the reclassification of our US$1 billion senior notes due March 2025 and $1.25 billion senior notes due April 2025 to current, partially offset by the issuance of US$2.5 billion of senior notes in February 2024.

Lease liabilities	2,162	2,089	73	3	Reflects liabilities related to new leases.
Other long-term liabilities	1,507	1,783	(276)	(15)	Reflects the change in market values of debt derivatives as a result of the depreciation of the Cdn$ relative to the US$.
Deferred tax liabilities	6,232	6,379	(147)	(2)	n/m
Total liabilities	58,495	58,842	(347)	(1)

Shareholders' equity	11,266	10,440	826	8	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders' equity	69,761	69,282	479	1

Rogers Communications Inc.	20	Third Quarter 2024

Financial Condition

Available liquidity
Below is a summary of our available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at September 30, 2024 and December 31, 2023.

As at September 30, 2024	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	802	—	—	—	802
Bank credit facilities [2]:
Revolving	4,000	—	10	—	3,990
Non-revolving	500	500	—	—	—
Outstanding letters of credit	3	—	3	—	—
Receivables securitization [2]	2,400	2,400	—	—	—

Total	7,705	2,900	13	—	4,792
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2023	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	800	—	—	—	800
Bank credit facilities [2]:
Revolving	4,000	—	10	151	3,839
Non-revolving	500	—	—	—	500
Outstanding letters of credit	243	—	243	—	—
Receivables securitization [2]	2,400	1,600	—	—	800

Total	7,943	1,600	253	151	5,939
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

Our $815 million Canada Infrastructure Bank credit agreement is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes.

Weighted average cost of borrowings
Our weighted average cost of all borrowings was 4.69% as at September 30, 2024 (December 31, 2023 - 4.85%) and our weighted average term to maturity was 10.1 years (December 31, 2023 - 10.4 years). These figures reflect the expected repayment of our subordinated notes on the five-year anniversary.

Rogers Communications Inc.	21	Third Quarter 2024

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and to make capital structure-related decisions.

	As at September 30	As at December 31
(In millions of dollars, except ratios)	2024	2023

Current portion of long-term debt	2,600	1,100
Long-term debt	37,694	39,755
Deferred transaction costs and discounts	987	1,040
	41,281	41,895
Add (deduct):
Adjustment of US dollar-denominated debt to hedged rate	(1,312)	(808)
Subordinated notes adjustment [1]	(1,506)	(1,496)
Short-term borrowings	2,893	1,750
Current portion of lease liabilities	566	504
Lease liabilities	2,162	2,089
Cash and cash equivalents	(802)	(800)

Adjusted net debt [2]	43,282	43,134
Divided by: trailing 12-month adjusted EBITDA	9,413	8,581

Debt leverage ratio	4.6	5.0

Divided by: pro forma trailing 12-month adjusted EBITDA [2]	n/a	9,095

Pro forma debt leverage ratio	n/a	4.7
1    For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
2    Adjusted net debt is a capital management measure. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

In order to meet our stated objective of returning our debt leverage ratio to approximately 3.5 within 36 months of closing the Shaw Transaction, we intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, proceeds from asset sales and monetizations, and debt repayment, as applicable.

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior and subordinated notes and debentures (long-term) and US CP (short-term) as at September 30, 2024.

Issuance	S&P Global Ratings Services	Moody's	Fitch	DBRS Morningstar
Corporate credit issuer default rating	BBB- (stable)	Baa3 (stable)	BBB- (stable)	BBB (low) (stable)
Senior unsecured debt	BBB- (stable)	Baa3 (stable)	BBB- (stable)	BBB (low) (stable)
Subordinated debt	BB (stable)	Ba2 (stable)	BB (stable)	N/A [1]
US commercial paper	A-3	P-3	N/A [1]	N/A [1]
1    We have not sought a rating from Fitch or DBRS Morningstar for our short-term obligations or from DBRS Morningstar for our subordinated debt.

In February 2024, S&P improved their outlook for our corporate credit issuer default rating and our senior unsecured debt rating to stable from negative. At the same time, S&P also improved their outlook for our subordinated debt rating to stable from negative.

Rogers Communications Inc.	22	Third Quarter 2024

Outstanding common shares

	As at September 30	As at December 31
	2024	2023

Common shares outstanding [1]
Class A Voting Shares	111,152,011	111,152,011
Class B Non-Voting Shares	423,315,634	418,868,891

Total common shares	534,467,645	530,020,902

Options to purchase Class B Non-Voting Shares
Outstanding options	9,707,847	10,593,645
Outstanding options exercisable	6,135,190	4,749,678
1    Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

On April 3, 2023, we issued 23.6 million Class B Non-Voting Shares as partial consideration for the Shaw Transaction. We also issue Class B Non-Voting Shares as partial settlement of our quarterly dividends under the terms of our dividend reinvestment plan (see "Managing our Liquidity and Financial Resources" for more information).

Pension plan purchases of annuities
In July 2024 and July 2023, our defined benefit pension plans purchased approximately $147 million and $737 million, respectively, of annuities from insurance companies for substantially all the retired members in the plans at those times. The aggregate premiums for the annuities were funded by selling a corresponding amount of existing assets from the plans. The purchase of the annuities relieves us of primary responsibility for, and eliminates risk associated with, the accrued benefit obligation for the retired members. The annuity purchases required a remeasurement of the pension plan assets and liabilities at the date of purchase. In 2024, we recognized a $211 million remeasurement gain in other comprehensive income (2023 - $2 million loss). There was no significant impact to net income related to the annuity purchases.

Rogers Communications Inc.	23	Third Quarter 2024

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2023 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 90.9% of our outstanding debt, including short-term borrowings, as at September 30, 2024 (December 31, 2023 - 85.6%).

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and foreign currency forward contracts (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings. We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Credit facilities and US CP
Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and nine months ended September 30, 2024 and 2023.

		Three months ended September 30, 2024			Nine months ended September 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	3,476	1.364	4,740	11,739	1.355	15,903
Debt derivatives settled	3,472	1.361	4,727	13,878	1.354	18,785
Net cash paid on settlement			(24)			(8)

US commercial paper program
Debt derivatives entered	120	1.367	164	1,401	1.355	1,899
Debt derivatives settled	218	1.367	298	1,514	1.361	2,060
Net cash (paid) received on settlement			(1)			5

		Three months ended September 30, 2023			Nine months ended September 30, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	13,231	1.342	17,753	28,028	1.342	37,626
Debt derivatives settled	13,962	1.342	18,739	23,793	1.341	31,900
Net cash received on settlement			112			17

US commercial paper program
Debt derivatives entered	322	1.332	429	1,496	1.356	2,028
Debt derivatives settled	322	1.326	427	1,654	1.343	2,222
Net cash paid on settlement			(1)			(19)

As at September 30, 2024, we had US$1,102 million and nil notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2023 - US$3,241 million and US$113 million), at an average rate of $1.353/US$ (December 31, 2023 - $1.352/US$) and nil (December 31, 2023 - $1.369/US$), respectively.

Rogers Communications Inc.	24	Third Quarter 2024

Senior notes
Below is a summary of the debt derivatives we entered into related to senior notes during the three and nine months ended September 30, 2024. We did not enter into any debt derivatives related to senior notes issued during 2023.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2024 issuances
February 9, 2024	1,250	2029	5.000%	4.735%	1,684
February 9, 2024	1,250	2034	5.300%	5.107%	1,683
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

As at September 30, 2024, we had US$17,250 million (December 31, 2023 - US$14,750 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged using debt derivatives, at an average rate of $1.272/US$ (December 31, 2023 - $1.259/US$).

In March 2023, we settled the derivatives associated with our US$1 billion senior notes due 2025, which were not designated as hedges for accounting purposes. We subsequently entered into new derivatives associated with those senior notes, which we designated as hedges for accounting purposes. We received a net $60 million relating to these transactions.

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three and nine months ended September 30, 2024 and 2023.

	Three months ended September 30, 2024			Nine months ended September 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	73	1.356	99	228	1.355	309
Debt derivatives settled	54	1.352	73	155	1.329	206

	Three months ended September 30, 2023			Nine months ended September 30, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	95	1.358	129	181	1.348	244
Debt derivatives settled	34	1.324	45	100	1.310	131

As at September 30, 2024, we had US$430 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2023 - US$357 million) with terms to maturity ranging from October 2024 to September 2027 (December 31, 2023 - January 2024 to December 2026) at an average rate of $1.341/US$ (December 31, 2023 - $1.329/US$).

See "Mark-to-market value" for more information about our debt derivatives.

Rogers Communications Inc.	25	Third Quarter 2024

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered into and settled during the three and nine months ended September 30, 2024 and 2023.

	Three months ended September 30, 2024			Nine months ended September 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	600	1.342	805	1,110	1.341	1,489
Expenditure derivatives settled	315	1.324	417	915	1.325	1,212

	Three months ended September 30, 2023			Nine months ended September 30, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	90	1.300	117	1,230	1.325	1,630
Expenditure derivatives acquired	—	—	—	212	1.330	282
Expenditure derivatives settled	359	1.270	456	899	1.260	1,133

As at September 30, 2024, we had US$1,845 million notional amount of expenditure derivatives outstanding (December 31, 2023 - US$1,650 million) with terms to maturity ranging from October 2024 to December 2026 (December 31, 2023 - January 2024 to December 2025) at an average rate of $1.336/US$ (December 31, 2023 - $1.325/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at September 30, 2024, we had equity derivatives outstanding for 6.0 million (December 31, 2023 - 6.0 million) Class B Non-Voting Shares with a weighted average price of $53.27 (December 31, 2023 - $54.02).

In April 2024, we executed extension agreements for our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2025 (from April 2024) and the weighted average cost was adjusted to $53.27 per share.

In June 2023, we entered into 0.5 million equity derivatives with a weighted average price of $58.14 as a result of the issuance of additional performance restricted share units in 2023.

See "Mark-to-market value" for more information about our equity derivatives.

Cash settlements on debt derivatives and forward contracts
Below is a summary of the net (payments) proceeds on settlement of debt derivatives and forward contracts during the three and nine months ended September 30, 2024 and 2023.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except exchange rates)	2024	2023	2024	2023

Credit facilities	(24)	112	(8)	17
US commercial paper program	(1)	(1)	5	(19)
Senior and subordinated notes	—	—	—	234

Net (payments) proceeds on settlement of debt derivatives and forward contracts	(25)	111	(3)	232

Rogers Communications Inc.	26	Third Quarter 2024

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at September 30, 2024
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	7,102	1.2147	8,627	835
As liabilities	10,578	1.3135	13,894	(789)
Debt derivatives not accounted for as hedges:
As liabilities	1,102	1.3528	1,491	(3)
Net mark-to-market debt derivative asset				43
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,305	1.3273	1,732	20
As liabilities	540	1.3535	731	(5)
Net mark-to-market expenditure derivative asset				15
Equity derivatives not accounted for as hedges:
As assets	—	—	166	13
As liabilities	—	—	153	(6)
Net mark-to-market equity derivative asset				7

Net mark-to-market asset				65

	As at December 31, 2023
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	4,557	1.1583	5,278	599
As liabilities	10,550	1.3055	13,773	(1,069)
Short-term debt derivatives not accounted for as hedges:
As liabilities	3,354	1.3526	4,537	(101)
Net mark-to-market debt derivative liability				(571)
Expenditure derivatives accounted for as cash flow hedges:
As assets	600	1.3147	789	4
As liabilities	1,050	1.3315	1,398	(19)
Net mark-to-market expenditure derivative liability				(15)
Equity derivatives not accounted for as hedges:
As assets	—	—	324	48
Net mark-to-market equity derivative asset				48

Net mark-to-market liability				(538)

Commitments and Contractual Obligations

See our 2023 Annual MD&A for a summary of our obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and lease arrangements as at December 31, 2023. These are also discussed in notes 4, 19, and 30 of our 2023 Annual Audited Consolidated Financial Statements.

In the first quarter, we extended an agreement with a Cable service provider, resulting in an increase in our contractual commitments of approximately $1.8 billion over the next ten years compared to our disclosure as at December 31, 2023. In the second quarter, we also signed new Media program rights agreements with the Edmonton Oilers, Calgary Flames, and Warner Bros. Discovery reflecting an increase in our contractual commitments of approximately $1.9 billion over the next 12 years compared to our disclosure as at December 31, 2023.

Rogers Communications Inc.	27	Third Quarter 2024

Except for the above and as otherwise disclosed in this MD&A, as at September 30, 2024, there have been no other material changes to our material contractual obligations, as identified in our 2023 Annual MD&A, since December 31, 2023.

Regulatory Developments

See "Regulation in our Industry" in our 2023 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 5, 2024.

3800 MHz spectrum licence acquisition
In November 2023, Innovation, Science and Economic Development Canada announced the results of the 3800 MHz spectrum licence auction that was held in October and November 2023. We were awarded 860 spectrum licences covering 172 regions across the country, including urban area, rural and Indigenous communities. We made payments for these licences in January 2024 for $95 million and May 2024 for $380 million. Upon acquisition in May 2024, we recognized the spectrum licences as indefinite-life intangible assets of $480 million, including directly attributable costs.

Updates to Risks and Uncertainties

See "Risk Management" and "Regulation in our Industry" in our 2023 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 5, 2024, which should be reviewed in conjunction with this MD&A. The following factors may contribute to those risks and uncertainties.

MLSE Transaction
Failure to complete the MLSE Transaction
The MLSE Transaction is subject to sports league and regulatory approvals. The required sports league approvals are from the leagues in which MLSE teams are members or participate, including the National Hockey League, the National Basketball Association, Major League Soccer, and the Canadian Football League. Completion of the MLSE Transaction is also subject to other customary closing conditions and, in certain circumstances, Bell or Rogers will have the right to terminate the share purchase agreement for the MLSE Transaction, in which case the MLSE Transaction would not be completed. Some of those closing conditions and termination rights are outside the control of Rogers and Bell.

Financing-related risks
We currently expect to finance a portion of the purchase price for the MLSE Transaction with funding from private investors. However, due to general economic and market conditions, or other internal and external considerations or requirements, we may instead fund all or a portion of the purchase price through alternate sources, which may include debt or equity of RCI. In the event this funding increases our debt leverage ratio, that increased debt leverage ratio could result in a downgrade in our credit ratings, decrease our flexibility in responding to changing business and economic conditions, reduce our funds available for other business purposes, or make it more difficult to obtain additional financing or refinance existing financing. A downgrade in our credit ratings could also adversely affect our share price. Investors in RCI Class B Non-Voting Shares may experience dilution in earnings per share if we issue new equity securities.

Material Accounting Policies and Estimates

See our 2023 Annual MD&A and our 2023 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2024
We adopted the following accounting amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2024. The adoption of these standards have not had a material impact on our financial results.
•Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Non-current, clarifying the classification requirements in the standard for liabilities as current or non-current.
•Amendments to IFRS 16, Leases - Lease Liability in a Sale and Leaseback, clarifying subsequent measurement requirements for sale and leaseback transactions for seller-lessees.

Rogers Communications Inc.	28	Third Quarter 2024

•Amendments to IAS 1, Presentation of Financial Statements - Non-current Liabilities with Covenants, modifying the 2020 amendments to IAS 1 to further clarify the classification, presentation, and disclosure requirements in the standard for non-current liabilities with covenants.
•Amendments to IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments: Disclosures - Supplier Finance Arrangements, adding disclosure requirements that require entities to provide qualitative and quantitative information about supplier finance arrangements.

Recent accounting pronouncements not yet adopted
The IASB has issued the following new standard and amendments to existing standards that will become effective in future years:
•IFRS 18, Presentation and Disclosure in Financial Statements (replacing IAS 1, Presentation of Financial Statements), with an aim to improve how information is communicated in the financial statements, with a focus on information in the statement of income (January 1, 2027).
•Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures, clarifying both the classification of financial assets linked to environmental, social, and governance as well as the timing in which a financial asset or financial liability is derecognized when using electronic payment systems (January 1, 2026).

We are assessing the impacts IFRS 18 and the amendments to IFRS 9 and IFRS 7 will have on our consolidated financial statements. We do not expect the amendments to have a material impact.

Transactions with related parties
We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to this related party were nominal for the three and nine months ended September 30, 2024 and 2023.

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for the three and nine months ended September 30, 2024 and 2023.

On closing of the Shaw Transaction, we entered into an advisory agreement with Brad Shaw in accordance with the arrangement agreement, pursuant to which he will be paid $20 million for a two-year period following closing in exchange for performing certain services related to the transition and integration of Shaw, of which $3 million and $8 million was recognized in net income and paid during the three and nine months ended September 30, 2024, respectively. We have also entered into certain other transactions with the Shaw Family Group. Total amounts paid to the Shaw Family Group during the three and nine months ended September 30, 2024 were under $1 million.

In addition, we assumed a liability through the Shaw Transaction related to a legacy pension arrangement with one of our directors whereby the director will be paid $1 million per month until March 2035, $3 million and $9 million of which was paid during the three and nine months ended September 30, 2024, respectively. The remaining liability of $93 million is included in "accounts payable and accrued liabilities" (for the amount to be paid within the next twelve months) or "other long-term liabilities".

We recognized these transactions at the amounts agreed to by the related parties, which were also approved by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and generally due for payment in cash within one month of the date of the transaction.

Controls and procedures
There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reportable segments, refer to our 2023 Annual MD&A.

Rogers Communications Inc.	29	Third Quarter 2024

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2023 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Non-GAAP and Other Financial Measures

We use the following "non-GAAP financial measures" and other "specified financial measures" (each within the meaning of applicable Canadian securities law). These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not standardized measures under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP financial measures
Specified financial measure	How it is useful		How we calculate it	Most directly comparable IFRS financial measure
Adjusted net income	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.
Net (loss) income add (deduct) restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; depreciation and amortization on fair value increment of Shaw Transaction-related assets; and income tax adjustments on these items, including adjustments as a result of legislative or other tax rate changes.
Net (loss) income
Pro forma trailing 12-month adjusted EBITDA	●	To illustrate the results of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the applicable trailing 12-month period.	Trailing 12-month adjusted EBITDA add Acquired Shaw business adjusted EBITDA - January 2023 to March 2023	Trailing 12-month adjusted EBITDA

Non-GAAP ratios
Specified financial measure	How it is useful	How we calculate it
Adjusted basic earnings per share Adjusted diluted earnings per share	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Adjusted net income
divided by
basic weighted average shares outstanding.

Adjusted net income including the dilutive effect of stock-based compensation divided by
diluted weighted average shares outstanding.
Pro forma debt leverage ratio	●
We believe this helps investors and analysts analyze our ability to service our debt obligations, with the results of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the applicable trailing 12-month period.
Adjusted net debt divided by pro forma trailing 12-month adjusted EBITDA

Rogers Communications Inc.	30	Third Quarter 2024

Total of segments measures
Specified financial measure	Most directly comparable IFRS financial measure
Adjusted EBITDA	Net income

Capital management measures
Specified financial measure	How it is useful
Free cash flow	●	To show how much cash we generate that is available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	We believe this helps investors and analysts analyze our debt and cash balances while taking into account the economic impact of debt derivatives on our US dollar-denominated debt.
Debt leverage ratio	●	We believe this helps investors and analysts analyze our ability to service our debt obligations.
Available liquidity	●	To help determine if we are able to meet all of our commitments, to execute our business plan, and to mitigate the risk of economic downturns.

Supplementary financial measures
Specified financial measure	How we calculate it
Adjusted EBITDA margin	Adjusted EBITDA divided by revenue.
Wireless mobile phone average revenue per user (ARPU)	Wireless service revenue divided by average total number of Wireless mobile phone subscribers for the relevant period.
Cable average revenue per account (ARPA)	Cable service revenue divided by average total number of customer relationships for the relevant period.
Capital intensity	Capital expenditures divided by revenue.

Reconciliation of adjusted EBITDA

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2024	2023	2024	2023

Net income (loss)	526	(99)	1,176	521
Add:
Income tax expense	201	111	414	323
Finance costs	568	600	1,724	1,479
Depreciation and amortization	1,157	1,160	3,442	2,949
EBITDA	2,452	1,772	6,756	5,272
Add (deduct):
Other expense	2	426	5	381
Restructuring, acquisition and other	91	213	323	599

Adjusted EBITDA	2,545	2,411	7,084	6,252

Reconciliation of pro forma trailing 12-month adjusted EBITDA

As at December 31
(In millions of dollars)	2023

Trailing 12-month adjusted EBITDA - 12 months ended December 31, 2023	8,581
Add (deduct):
Acquired Shaw business adjusted EBITDA - January 2023 to March 2023	514

Pro forma trailing 12-month adjusted EBITDA	9,095

Rogers Communications Inc.	31	Third Quarter 2024

Reconciliation of adjusted net income

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2024	2023	2024	2023

Net income (loss)	526	(99)	1,176	521
Add (deduct):
Restructuring, acquisition and other	91	213	323	599
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	227	263	689	515
Loss on non-controlling interest purchase obligation	—	422	—	422
Income tax impact of above items	(82)	(120)	(263)	(281)

Adjusted net income	762	679	1,925	1,776

Reconciliation of free cash flow

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2024	2023	2024	2023

Cash provided by operating activities	1,893	1,754	4,545	3,842
Add (deduct):
Capital expenditures	(977)	(1,017)	(3,034)	(2,988)
Interest on borrowings, net and capitalized interest	(497)	(524)	(1,495)	(1,273)
Interest paid, net	593	512	1,622	1,324
Restructuring, acquisition and other	91	213	323	599
Program rights amortization	(13)	(14)	(52)	(58)
Change in net operating assets and liabilities	(200)	(185)	209	258
Other adjustments [1]	25	6	49	(113)

Free cash flow	915	745	2,167	1,591
1    Consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

Rogers Communications Inc.	32	Third Quarter 2024

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2024			2023				2022
(In millions of dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue
Wireless	2,620	2,466	2,528	2,868	2,584	2,424	2,346	2,578
Cable	1,970	1,964	1,959	1,982	1,993	2,013	1,017	1,019
Media	653	736	479	558	586	686	505	606
Corporate items and intercompany eliminations	(114)	(73)	(65)	(73)	(71)	(77)	(33)	(37)
Total revenue	5,129	5,093	4,901	5,335	5,092	5,046	3,835	4,166
Total service revenue [1]	4,567	4,599	4,357	4,470	4,527	4,534	3,314	3,436

Adjusted EBITDA
Wireless	1,365	1,296	1,284	1,291	1,294	1,222	1,179	1,173
Cable	1,133	1,116	1,100	1,111	1,080	1,026	557	522
Media	134	—	(103)	4	107	4	(38)	57
Corporate items and intercompany eliminations	(87)	(87)	(67)	(77)	(70)	(62)	(47)	(73)
Adjusted EBITDA	2,545	2,325	2,214	2,329	2,411	2,190	1,651	1,679
Deduct (add):
Depreciation and amortization	1,157	1,136	1,149	1,172	1,160	1,158	631	648
Restructuring, acquisition and other	91	90	142	86	213	331	55	58
Finance costs	568	576	580	568	600	583	296	287
Other expense (income)	2	(5)	8	(19)	426	(18)	(27)	(10)
Net income before income tax expense	727	528	335	522	12	136	696	696
Income tax expense	201	134	79	194	111	27	185	188
Net income (loss)	526	394	256	328	(99)	109	511	508

Earnings (loss) per share:
Basic	$0.99	$0.74	$0.48	$0.62	($0.19)	$0.21	$1.01	$1.01
Diluted	$0.98	$0.73	$0.46	$0.62	($0.20)	$0.20	$1.00	$1.00

Net income (loss)	526	394	256	328	(99)	109	511	508
Add (deduct):
Restructuring, acquisition and other	91	90	142	86	213	331	55	58
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	227	220	242	249	263	252	—	—
Loss on non-controlling interest purchase obligation	—	—	—	—	422	—	—	—
Income tax impact of above items	(82)	(81)	(100)	(85)	(120)	(148)	(13)	(12)
Income tax adjustment, tax rate change	—	—	—	52	—	—	—	—
Adjusted net income	762	623	540	630	679	544	553	554

Adjusted earnings per share:
Basic	$1.43	$1.17	$1.02	$1.19	$1.28	$1.03	$1.10	$1.10
Diluted	$1.42	$1.16	$0.99	$1.19	$1.27	$1.02	$1.09	$1.09

Capital expenditures	977	999	1,058	946	1,017	1,079	892	776
Cash provided by operating activities	1,893	1,472	1,180	1,379	1,754	1,635	453	1,145
Free cash flow	915	666	586	823	745	476	370	635
1    As defined. See "Key Performance Indicators".

Rogers Communications Inc.	33	Third Quarter 2024

Summary of financial information of long-term debt guarantor
Our outstanding public debt, amounts drawn on our bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended September 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Selected Statements of Income data measure:
Revenue	—	—	4,752	4,269	459	906	(82)	(83)	5,129	5,092
Net (loss) income	527	(99)	670	312	(82)	178	(589)	(490)	526	(99)

Nine months ended September 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Selected Statements of Income data measure:
Revenue	—	—	13,369	11,750	1,999	2,438	(245)	(215)	15,123	13,973
Net income (loss)	1,177	521	1,859	890	88	240	(1,948)	(1,130)	1,176	521

As at period end	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Sep. 30 2024	Dec. 31 2023	Sep. 30 2024	Dec. 31 2023	Sep. 30 2024	Dec. 31 2023	Sep. 30 2024	Dec. 31 2023	Sep. 30 2024	Dec. 31 2023
Selected Statements of Financial Position data measure:
Current assets	50,356	44,427	47,975	43,991	10,640	10,803	(101,562)	(91,387)	7,409	7,834
Non-current assets	64,968	63,073	52,975	57,016	4,165	7,593	(59,756)	(66,234)	62,352	61,448
Current liabilities	54,065	44,638	65,625	68,370	8,695	9,119	(117,546)	(113,345)	10,839	8,782
Non-current liabilities	43,162	45,437	13,323	15,820	662	739	(9,491)	(11,936)	47,656	50,060
1    For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
2    Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI's long-term debt.

Rogers Communications Inc.	34	Third Quarter 2024

About Forward-Looking Information

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•the $7 billion structured equity financing transaction (the "network transaction"), including its expected terms, timing, and closing;
•our debt leverage ratio and the impact the network transaction will have on that ratio;
•the use of proceeds from the network transaction;
•the completion of the MLSE Transaction; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions, including the effects of inflation;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions;
•industry structure and stability; and
•the assumptions listed under the heading "Key assumptions underlying our full-year 2024 guidance" in our 2023 Annual MD&A.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results may differ materially from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control or our current expectations or knowledge, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
•anticipated asset sales may not be achieved within the expected timeframes or at all for proceeds in the amount or type expected;
•new interpretations and new accounting standards from accounting standards bodies;

Rogers Communications Inc.	35	Third Quarter 2024

•the MLSE Transaction, and any funding for it from private investors, may not be completed on the anticipated terms or at all;
•we may not reach definitive agreements for, or may not complete, the network transaction on the anticipated terms or timing or at all;
•we may use proceeds from the network transaction for different purposes due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations; and
•the other risks outlined in "Risks and Uncertainties Affecting our Business" in our 2023 Annual MD&A and "Updates to Risks and Uncertainties" in this MD&A.

These risks, uncertainties, and other factors can also affect our objectives, strategies, plans, and intentions. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, plans, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary materially from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2023 Annual MD&A entitled "Regulation in our Industry" and "Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively. Information on or connected to sedarplus.ca, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this MD&A.

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Rogers Communications Inc.	36	Third Quarter 2024